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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9

                                (RULE 14d-101)
                 SOLICITATION/RECOMMENDATION STATEMENT UNDER
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         APACHE MEDICAL SYSTEMS, INC.
                          (NAME OF SUBJECT COMPANY)

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                         APACHE MEDICAL SYSTEMS, INC.
                      (NAME OF PERSON FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASSES OF SECURITIES)

                                 037465 10 2
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                           -----------------------

                               KAREN C. MILLER
                         APACHE MEDICAL SYSTEMS, INC.
                            1650 TYSONS BOULEVARD
                            MCLEAN, VIRGINIA 22102
                                (703) 847-1400
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                         THE PERSON FILING STATEMENT)

                           -----------------------


                               With a copy to:

                             JOHN MCDONALD, ESQ.
                                 SHAW PITTMAN
                             2300 N STREET, N.W.
                             WASHINGTON, DC 20037
                                (202) 663-8000

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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APACHE MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
Suite 300 - 1650 Tysons Boulevard - McLean, VA 22102-3915 - Tel: (703)
847-1400 - Fax: (703) 847-1401






                                                          Contact: Karen Miller
                                                   Vice President Finance & CFO
                                                        (703) 847-1400, ext 131



                  CERNER TO ACQUIRE APACHE KNOWLEDGE ASSETS,
              INCLUDING ADVANCED CRITICAL CARE SUPPORT PRODUCTS


             Cerner Corporation and APACHE Sign Letter Of Intent


     McLean, Virginia -- February 2, 2001 -- Cerner Corporation (NASDAQ:CERN) and APACHE Medical Systems, Inc. (NASDAQ:AMSI) today announced they have signed a nonbinding letter of intent under which Cerner would acquire certain assets and certain liabilities of APACHE for cash. Upon completion of the transaction, AMSI plans to pursue an alternate business growth strategy. Further details of the transaction were not disclosed.


     "We are pleased to add APACHE's knowledge assets to Cerner's extensive knowledge-based clinical information systems," said Neal Patterson, Cerner's chairman and chief executive officer. "We believe that APACHE's work is profoundly important to healthcare. It is among the best illustrations in medicine today of integrating knowledge directly into care decisions, which promote patient safety and operational efficiencies. The addition of APACHE's knowledge assets and people to Cerner will make even stronger our industry-leading patient safety solution, HNA Millennium(R)."


     "The APACHE transaction is consistent with our acquisition strategy over the past year, and we expect it to be non-dilutive in 2001," added Patterson.


      "We are pleased to announce this transaction that we expect will benefit both parties," said Violet L. Shaffer, APACHE president and chief operating officer. "The healthcare information technology market has changed, significantly impacting small best-of-breed suppliers like APACHE. Large healthcare systems now look first for partners like Cerner that can deliver integrated, enterprise-wide solutions, raising considerable challenges for a company of our size. By combining our knowledge assets with Cerner's strength, we can dramatically improve service to our existing clients and effectively address a much larger marketplace."

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     "We anticipate bringing this transaction to a vote of our shareholders in the next 60 days, pending the parties reaching a definitive agreement," added Shaffer.


     ABOUT CERNER


     Cerner Corporation (NASDAQ: CERN, www.cerner.com) is the leading supplier of clinical and management information and knowledge systems to more than 1,550 healthcare organizations worldwide. Cerner's mission is to connect the appropriate persons, knowledge, and resources at the appropriate time and location to achieve the optimal health outcome. The company's vision is to improve the health of communities through innovation and investments in information technology. Cerner strives to transform the healthcare delivery system by increasing the quality of care, improving efficiencies, eliminating medical error and connecting the individual to the system with innovative information solutions. HNA Millennium is Cerner's comprehensive suite of solutions that promote personal and community health management by connecting consumers, clinicians and healthcare organizations into a streamlined, unified single care process. HNA Millennium applications work on a cohesive platform that is open, intelligent and scalable, allowing vital health information to be accessed and shared throughout the healthcare system. Cerner ... we make healthcare smarter. The following are trademarks of Cerner: Cerner, Cerner's logo, HNA Millennium.


     ABOUT APACHE MEDICAL SYSTEMS, INC.


     APACHE Medical Systems, Inc. (NASDAQ: AMSI) -- a recognized leader in clinical decision support/outcomes management systems and consulting services for the care of high-risk patients -- provides products and services that enable health systems, hospitals and providers to apply an evidence-based approach to achieve clinical performance excellence, reduce cost and compete effectively under managed care. APACHE is helping providers better manage the clinical, financial and patient outcomes of high-risk, high-cost patients in critical, acute, cardiovascular and HIV/AIDS care. APACHE also provides advanced clinical data collection tools, registry management and analytic services for federal government research, as well as in support of clinical trial design and product-effectiveness evaluations for the pharmaceutical and medical device industries.


     SAFE HARBOR


     This release may contain forward-looking statements that involve a number of risks and uncertainties. It is important to note that the company's performance, financial condition or business could differ materially from those expressed in such forward-looking statements. The words "believe," " "expect," "will make, " and "anticipate," and similar expressions are intended to identify such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: failure of the parties to consummate the proposed transaction, failure to achieve expected synergies, failure to obtain required regulatory or shareholder approval, loss of key personnel, changes in the healthcare industry, the company's proprietary technology may be subjected to infringement claims or may be infringed upon, regulation of the company's software by the U.S. Food and Drug Administration or other government regulation, the possibility of product-related liabilities, and possible failures or defects in the performance of the company's software. Additional discussion of these and other

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factors affecting the company's business is contained in the company's periodic filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.


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